Contact

www.linkedin.com/in/thomas-
bishop-bb67267 (LinkedIn)

Top Skills

Mechanical Engineering
Supply Chain Management
Engineering

Languages

English (Native or Bilingual)
Mandarin Chinese (Professional
Working)

Thomas Bishop

Founder and CEO - Paleblue
Salt Lake City Metropolitan Area

Summary

I am a builder and problem solver; a business, product development,
manufacturing and operations leader. I've been fortunate to be
involved in bringing some amazing products to market with some
of the best people and teams you could ever hope for and currently
advise for Trova and BringIt.org.

I spent 11 years on the ground in China helping develop teams
and products and supply chains and have lead some amazing
teams here in the USA. My experience is broad across business,
operations, development and creation of product combined with a
hands-on holistic understanding of manufacturing.

I studied physics and materials science in school, and learned my
craft by working on tough projects with tough people. I specialize
in business and manufacturing love most building products and
teams. The key to my success has been exceptionally good luck
in landing with companies and working on products that I have
personal passion for and to be surrounded with people with whom I
share these common passions.

Specialties: Hardgoods and consumer products development,
operations, manufacturing, team building and management, product
development, product commercialization, contract manufacturing,
Quality management, China-side supply chain management,
manufacturing systems, organizational development, manufacturing
process development and troubleshooting, fluency in Mandarin
Chinese

Experience

Paleblue
CEO and Founder
November 2019 - Present (5 years 5 months)
Park City

President and CEO

Trova
Advisor
January 2017 - Present (8 years 3 months)

Lending my experience and support to these great teams.

Metaline USA
EVP of Business Development / Managing Director
January 2019 - August 2024 (5 years 8 months)
Park City

BRINGiT
Advisor
July 2020 - June 2022 (2 years)

Owlet Baby Care
3 years 4 months

Senior Vice President of Operations
May 2017 - January 2019 (1 year 9 months)
Lehi, Utah

Served an incredible team of business leaders running (at times all of the following) Supply Chain Management, Quality, Regulatory, Risk, Sourcing, HR, Admin, Sales Ops, Finance, Legal, and Customer Care. Loved every minute working with you amazing people!!!

Vice President of Operations
October 2015 - May 2017 (1 year 8 months)
Provo, Utah

Hats, hats, wearing hats, changing hats, building hats, sharing hats.

Skullcandy Inc.
VP of Product and Manufacturing
May 2012 - October 2015 (3 years 6 months)
Park City, Utah

Working with incredibly talented teams to innovate, design, develop, commercialize and produce products that will wow our customers.

Responsible for Industrial Design, Product Development, Mechanical, Acoustical, Electrical Engineering, Proto and Model Shop, Strategic Sourcing, Product Integrity and Global Quality, and our Shenzhen Manufacturing office.

Skullcandy
Director of Asian Operations
September 2009 - May 2012 (2 years 9 months)
Shenzhen

Established and built the Shenzhen company and operations for Skullcandy including teams and processes for operations, HR, administration, strategic sourcing, product development, supply chain management, and quality. I built the team from 1 to 55 staff over the course of 3 years before returning to the Park City office.

Burton Snowboards
Development Manager - Bindings
October 2004 - September 2009 (5 years)
Shanghai, Shenzhen, Xiamen, Zhuhai

Responsible for aspects of business, product, sourcing, and organizational development for our interests in China. Primary focus on industrialization and production of binding line via my team of local project engineers. Secondary focus on developing systems, structures, my team, and business relationships within contract manufacturing partners to support project requirements and meet quality and delivery goals.

Burton Snowboards
Sales Associate
July 2003 - March 2004 (9 months)
Mid-Atlantic territory

Sales Associate for Uniti LLC, representing Burton Snowboards in Mid-Atlantic sales territory.

K2 snowboarding / Uniti, LLC
1 year

Sales tech rep
2002 - 2003 (1 year)
Mid-Atlantic territory

Responsible for store clinics (training), on-snow demos, sales support in showroom and at trade shows, and for overall relationship management with many retail stores.

Sales tech rep
2002 - 2003 (1 year)
Mid-Atlantic territory

Sales Associate for Uniti, LLC representing K2 and other snow brands.

Education

University of Rochester

MS, Materials Science, Mechanical Engineering, Precision Optics
Manufacturing · (1999 - 2001)

University of Otago

Semester Abroad, Physics / Geology · (1997 - 1997)

Middlebury College

Bachelors, Physics, Geology, English · (1995 - 1999)

Taipei Language Institute

Practical Mandarin Language Certificate, Mandarin Chinese · (2001 - 2003)

Marcellus High School

High School Diploma · (1991 - 1995)